Exhibit 99.1

ALTAGAS ANNOUNCES APPOINTMENT OF JAMES HARBILAS AS CHIEF FINANCIAL OFFICER

Calgary, Alberta (May 27, 2019)

AltaGas Ltd. (AltaGas) (TSX:ALA) announced today the appointment of D. James Harbilas as Executive Vice President and Chief Financial Officer, effective June 10, 2019. Mr. Harbilas will be responsible for AltaGas’ finance, treasury, corporate development and capital market functions.

“The operational and financial priorities for AltaGas remain on track. Key areas of focus for James will be the continued strengthening of our balance sheet, including the completion of our divestiture program,” said Mr. Randy Crawford, President and Chief Executive Officer of AltaGas. “James’ deep background in both energy and utilities, as well as his ability to build and transform functions, made James the perfect fit for the Company.”

“As we continue to focus on executing against our strategic priorities, which includes the further integration of WGL with AltaGas, James’ proven track record in business optimization and integration will be key contributors to long-term shareholder value creation. On behalf of the Board and the broader AltaGas family, we welcome James to the team,” said Mr. Crawford.

“Joining AltaGas to support the strategic plan to unlock the value of its strong asset base is very compelling,” said Mr. Harbilas. “I look forward to starting at AltaGas shortly, and working alongside the leadership team in driving AltaGas forward to realize its full potential.”

Mr. Harbilas will be joining AltaGas from Enerflex Ltd., a Calgary-based, international natural gas services company, where he has served as Executive Vice President and Chief Financial Officer for over 11 years. Prior to his leadership role at Enerflex Ltd., he also served as Vice President, Finance and Chief Financial Officer of Fortis Alberta Inc., a regulated utility. Mr. Harbilas is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.

AltaGas also announced today that Tim Watson, the Company’s current Executive Vice President and Chief Financial Officer, will be leaving the Company. Mr. Watson will remain in his current role until June 9, 2019.

“On behalf of the management team and the Board, I want to thank Tim for his dedicated and unwavering service to AltaGas,” commented Mr. Crawford. “Tim has been a key member of the management team and instrumental in strategic initiatives, including the divestment of approximately $4 billion of assets, as we refocus the Company. We wish Tim the utmost success in future endeavours.”

About AltaGas

AltaGas is an energy infrastructure company with a focus on midstream, regulated utilities and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “will”, “plan”, “anticipate”, “believe”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, personnel, strategy and anticipated asset sales. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: timing for appointment of new Executive Vice President and Chief Financial Officer and departure of incumbent Executive Vice President and Chief Financial Officer; anticipated areas of focus for the new Executive Vice President and Chief Financial Officer; AltaGas’ strategic priorities; and expected benefits of AltaGas’ divestiture program.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2018. Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.